Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333-223375
Supplement dated April 23, 2020)

$750,000,000

Term Sheet

6.750% Senior Notes due 2025

Pricing Term Sheet dated April 23, 2020 to the Preliminary Prospectus Supplement of MGM Resorts International dated April 23, 2020. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information therein to the extent it is inconsistent. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$750,000,000 aggregate principal amount, which constitutes an increase of $250,000,000 from the Preliminary Prospectus Supplement

Title of Securities:	6.750% Senior Notes due 2025 (the “Notes”)

Maturity:	May 1, 2025

Offering Price:	100.000%, plus accrued interest, if any, from May 4, 2020

Coupon:	6.750%

Yield to Maturity:	6.750%

Spread to Benchmark Treasury:	+639 bps

Benchmark Treasury:	UST 0.5 due 03/31/2025

Gross Proceeds:	$750,000,000

Net Proceeds to Issuer before	$741,562,500

Estimated Expenses:

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2020

Record Dates:	April 15 and October 15

Optional Redemption:	On and after May 1, 2022, the Issuer may on any one or more occasions redeem the Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to the applicable date of redemption, if redeemed during the twelve-month period beginning on May 1 of each of the years indicated below:

Year	Price
2022	103.375%
2023	101.688%
2024 and thereafter	100.000%

In addition, the Issuer may redeem the Notes at its election, in whole or in part, at any time prior to May 1, 2022, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•

as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Prior to May 1, 2022, the Issuer may also on any one or more occasions redeem in the aggregate up to 35% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes under the Indenture) with the net cash proceeds of one or more Equity Offerings, at a redemption price equal to 106.750% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable date of redemption; provided that: (1) at least 65% of the original aggregate principal amount of the Notes remains outstanding after each such redemption; and (2) such redemption occurs within 120 days after the closing of such equity offering.

In addition, until 120 days after the Issue Date, the Issuer may redeem in the aggregate up to 35% of the aggregate principal amount of the Notes using an amount of cash equal to the principal amount of any Government Assistance Indebtedness at a redemption price equal to 103.375% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding after each such redemption.

Joint Book-Running

Managers:	J.P. Morgan Securities LLC

BofA Securities, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

BNP Paribas Securities Corp.

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc.

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

Trade Date:	April 23, 2020

Settlement Date:	May 4, 2020 (T+7)

The settlement date of the Notes is expected to be May 4, 2020, the seventh business day following the trade date (such settlement date being referred to as “T+7”). Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

Distribution:	SEC Registered Offering

CUSIP Number:	552953 CG4

ISIN Number:	US552953CG49

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (866) 803-9204.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.